File No. 69-197

                                Form U-3A-2

                    SECURITIES AND EXCHANGE COMMISSION

                              Washington, D. C.


Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

                      GREEN MOUNTAIN POWER CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This annual statement is being filed in connection with the ownership by Green Mountain Power Corporation (the Company) of (1) 17.9% of the outstanding common stock of Vermont Yankee Nuclear Power Corporation (Vermont Yankee) (see File No. 70-4435) and (2) 29.5% of the outstanding common stock (Class B) and 30.0% of the outstanding preferred stock (Class C) of Vermont Electric Power Company, Inc. (VELCO) (see Application under Section 10 of the Public Utility Holding Company Act of 1935 by the Company on Form U-1, File No. 70-4840, Administrative Proceeding No. 3-2330, and Order of the Securities and Exchange Commission, dated March 11, 1970, in connection therewith, and Holding Company Act Release No. 16632). In addition, the Company has an indirect ownership interest in Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO.

The Company owns 100% of the outstanding common stock of Mountain
Energy, Inc., Green Mountain Propane Gas Company, Vermont Energy
Resources, Inc., GMP Real Estate Corporation, Lease-Elec, Inc. and Green Mountain Resources, Inc. None of these companies are, at the present time, a "public utility company" as defined in the Act.

In support of the Company's claim for exemption, the following information is submitted.


1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                     GREEN MOUNTAIN POWER CORPORATION

The Company was incorporated under the laws of the State of Vermont on April 7, 1893, and has its principal executive office at 25 Green Mountain Drive, South Burlington, Vermont.

The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to approximately 82,100 customers as of December 31, 1996, in five service areas with an estimated population of 200,000. The principal territory furnished with electricity comprises an area of roughly twenty-five miles in width extending ninety miles across north central Vermont between Lake Champlain on the west and the Connecticut River on the east. Included in this territory are the cities of Montpelier, Barre, South Burlington, Vergennes and Winooski and the Village of Essex Junction, and a number of smaller towns and communities. The Company also distributes electricity in four noncontiguous areas located in southern and southeastern Vermont that are interconnected with the Company's principal service area through the transmission lines of VELCO and others. Included in these areas are the communities of Vernon (where the Vermont Yankee plant is located), Bellows Falls, White River Junction, Wilder, Wilmington and Dover.

The Company supplies at wholesale a portion of the power requirements of several municipalities and cooperatives in the State of Vermont and one cooperative in the State of New Hampshire. The Company interchanges economy and emergency power and energy with the New England Power Pool ("NEPOOL").

The Company is the sole stockholder of Mountain Energy, Inc., Green Mountain Propane Gas Company, GMP Real Estate Corporation and Lease-Elec, Inc., all incorporated under the laws of the State of Vermont and of Green Mountain Resources, Inc., incorporated under the laws of the State of Delaware.

The primary business of Mountain Energy, Inc. (Mountain Energy) is to invest in non-utility energy generation and efficiency projects. Mountain Energy's principal office is at 35 Green Mountain Drive, South Burlington, Vermont.

The business of Green Mountain Propane Gas Company (GMPG) is to distribute propane gas to approximately 10,000 customers in Vermont and New Hampshire. GMPG's principal office is at Main Street, Richmond, Vermont.

The business of GMP Real Estate Corporation has consisted of the construction, operation and lease to the Company of certain assets, principally, the headquarters building for the Company in South Burlington, Vermont, as well as two service centers in Bellows Falls and Wilmington, Vermont. GMP Real Estate, however, has transferred the bulk of the properties and the improvements thereon to a third party which, in turn, has leased them to the Company. GMP Real Estate's principal office is at 25 Green Mountain Drive, South Burlington, Vermont.

The business of Lease-Elec consists of the rental and sale of electric thermal storage heat equipment. It is presently dormant and does not have any material assets and its business, in the aggregate, is not significant to the Company. The offices of Lease-Elec are located at 25 Green Mountain Drive, South Burlington, Vermont.

Green Mountain Resources, Inc. (GMRI) was formed in April 1996 to explore opportunities in competitive retail energy markets. In 1996, GMRI, together with subsidiaries of Hydro-Quebec, Consolidated Natural Gas Corporation and Noverco, Inc. participated in the retail sales of energy in pilot programs in New Hampshire and Massachusetts through Green Mountain Energy Partners L.L.C. (GMEP), a Delaware limited liability company formed in April 1996, with offices located at 25 Green Mountain Drive, South Burlington, Vermont.

The State of New Hampshire has undertaken an experiment to provide retail customer choice in the purchase of electricity. The New Hampshire pilot program is one of the nation's first significant attempts to test the viability of retail electric competition. GMEP has been competing since May 1996 with approximately two dozen other suppliers to serve 17,000 eligible customers. Service under the pilot program began in June 1996 and is expected to continue until June 1998.

The Commonwealth of Massachusetts authorized Bay State Gas
Company's Pioneer Valley Customer Choice Residential Pilot Program (the "Bay State Gas Pilot"), in which GMEP is participating. The Bay State Gas Pilot permits the retail sale of natural gas to up to 10,000 eligible residential customers. Service under the Bay State Gas Pilot began in November 1996 and is expected to continue until November 1998.

Mountain Energy, GMP Real Estate and Lease-Elec are not public utilities and are not qualified to do business in any state other than the State of Vermont. A Mountain Energy subsidiary that owns a general partnership interest in the hydroelectric facility described above is qualified to do business in California. Two other Mountain Energy subsidiaries have financial interests in demand side management projects and are qualified to do business in Hawaii and New Jersey, respectively. GMPG is not a public utility and is qualified to do business in the State of Vermont and the State of New Hampshire. Neither GMRI nor GMEP are public utilities, and both are qualified to do business in the States of Vermont, New Hampshire and Massachusetts.


                  VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee was incorporated in Vermont on August 4, 1966, and has its principal office at Ferry Road, RD #5, Brattleboro, Vermont.

The business of Vermont Yankee is the ownership and operation of a nuclear power plant at Vernon, Vermont, and the sale of electricity at the plant to those New England utilities, including the Company, who are its sponsoring stockholders.

                     VERMONT ELECTRIC POWER COMPANY, INC.

VELCO was incorporated under the laws of the State of Vermont on December 28, 1956, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.

VELCO provides transmission services for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the electric distribution utilities.

VELCO has agreements for single-unit power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

VELCO is a participant with all of the major electric utilities in New England in the NEPOOL, acting for itself and as agent for twenty-two other electric utilities in Vermont, including the Company, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

               VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

VETCO, a wholly-owned subsidiary of VELCO, was incorporated under the laws of the State of Vermont on May 13, 1982, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.

VETCO has entered into a Phase I Vermont Transmission Line Support Agreement with the New England utilities listed in Attachment A thereto dated as of December 1, 1981, and associated agreements relating to the Vermont portion of a transmission line interconnecting the electric systems in New England with the electric system of Hydro-Quebec. Phase I of the interconnection consists of a +-450 KV HVDC transmission line from the Des Cantons Substation on the Hydro-Quebec system near Sherbrooke, Canada, to a converter terminal having a capacity of 690 MW at the Comerford Generating Station in New Hampshire on the Connecticut River. The transmission line and terminal were declared to be in commercial operation on October 1, 1986. Hydro-Quebec built and operates the Canadian portion of Phase I. VETCO constructed and operates the portion of Phase I from the Canadian border through Vermont to the New Hampshire border. The terminal facility is owned by a subsidiary of the New England Electric System (NEES). Phase II of the interconnection expanded the Phase I capability to 2,000 MW through the extension of the +-450 KV HVDC transmission line from the Comerford terminal in New Hampshire to a terminal facility located at the Sandy Pond Substation in Massachusetts. Agreements relative to this second phase have been executed by Hydro-Quebec, NEPOOL and various New England utilities, including the Company.

                       VERMONT ENERGY RESOURCES, INC.

Vermont Energy Resources, Inc. was incorporated under the laws of the State of Vermont on July 30, 1974, and has its principal office at 25 Green Mountain Drive, South Burlington, Vermont.

Vermont Energy Resources entered into an Agreement for Joint
Ownership, Construction and Operation of the J.C. McNeil Generating Station, dated October 5, 1982, (the Joint Ownership Agreement) with the City of Burlington Electric Department (BED), C.V. Realty, Inc. and Vermont Public Power Supply Authority. The Joint Ownership Agreement relates to the J.C. McNeil generating station, a 53-MW (nominal rating) wood-fired electric generating station in Burlington, Vermont and associated facilities (the Station). The Station began commercial operation in June 1984. On January 10, 1984, Vermont Energy Resources transferred its entire interest in the Station to the Company as permitted by provisions of the Joint Ownership Agreement. Vermont Energy Resources has no other business and conducts no operations at this time.

                            MOUNTAIN ENERGY, INC.

Mountain Energy, Inc. was incorporated under the laws of the State of Vermont on December 11, 1989, and has its principal office at 35 Green Mountain Drive, South Burlington, Vermont.

Mountain Energy indirectly owns interests in four electric generating assets, various electric energy efficiency projects and no transmission assets. In 1989, Mountain Energy made its first investment by indirectly acquiring a 7.1% limited partnership interest in a new
71.9 MW wind powered generating facility being constructed northeast of San Francisco, California. The first 20 MW of the facility became operational in 1989, and the remaining 51.9 MW became operational in 1990. In 1992, Mountain Energy indirectly acquired a 50% limited partnership interest in a 1.6 MW natural gas-fired cogeneration facility operating near Chicago, Illinois. In 1993, Mountain Energy indirectly acquired: (1) a 1% general partnership interest and 99% limited partnership interest in a limited partnership that owns the right to 50% of the revenues from a 1.4 MW hydroelectric facility that is operating near Bakersfield, California; and (2) a 25.7% limited partnership interest in a 50 MW wind powered generating facility that is operating northeast of San Francisco. All of these generating facilities are qualifying facilities, as defined by the Public Utility Regulatory Policies Act.

Mountain Energy also has financial interests in various demand side management projects in Hawaii, Maine, New York, Massachusetts and New Jersey.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, is detailed below.

                      GREEN MOUNTAIN POWER CORPORATION

     The Company's properties are operated as a single system serving five areas in Vermont which are interconnected by transmission lines of VELCO. The Company owns and operates eight hydroelectric generating stations with a total nameplate rating of 36.4 MW and an estimated claimed capability of 35.7 MW, two gas turbine generating stations with an aggregate nameplate rating of 63.0 MW and an aggregate claimed capability of 73.2 MW and two diesel generating stations with a total nameplate rating of 8.0 MW and an aggregate claimed capability of 8.6 MW.

The Company had, at December 31, 1996, approximately 1.5 miles of
115 KV transmission lines, 9.4 miles of 69 KV transmission lines, 5.4 miles of 44 KV transmission lines, and 265.4 miles of 34.5 KV transmission lines. Its distribution system included about 2,384 miles of overhead lines of 2.4 to 34.5 KV and 432 miles of underground cable of 2.4 to 34.5 KV. At such date, the Company owned approximately 153,275 Kva of substation transformer capacity in transmission substations and 446,050 Kva of substation transformer capacity in distribution substations and 1,260,901 Kva of transformers for stepdown from distribution to customer use. All of the foregoing properties of the Company are located in the State of Vermont.

The Company's system is interconnected at locations within the State of Vermont with the lines of out-of-state utilities in New Hampshire and Massachusetts at thirteen points along the eastern and southern borders of the State. The transmission lines of the Company are interconnected at four points in northeastern Vermont with the transmission lines of utilities in the State of New Hampshire.

The Company is a participant, with other New England utilities, in three major electric generating stations pursuant to joint ownership agreements. Under each such Agreement, the lead participant has undertaken to construct and operate the plant for all participants. The Company is not the lead participant in these plants. The plants and locations and the amount of the Company's participation, are as follows:

A.   Wyman #4, Yarmouth, Maine -- 1.1% (6.8 MW of a total 620
MW) -- lead participant is Central Maine Power Company;

B. Stony Brook #1, Ludlow, Massachusetts -- 8.8% (31.0 MW of a total 352 MW) -- lead participant is Massachusetts
Municipal Wholesale Electric Company;

C.   Joseph C. McNeil Generating Station, Burlington, Vermont
-- 11% (5.8 MW of a total 53 MW) -- lead participant is
Burlington Electric Department.

The Company has acquired title to its percentage interests in the Wyman, Stony Brook and McNeil projects. Wyman became operational in 1979; Stony Brook in December 1981; and McNeil in June 1984.

                 VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee constructed a nuclear-powered electric generating plant with a nameplate capability of 540 MW. The plant is located on the Connecticut River in Vernon, Vermont.

                   VERMONT ELECTRIC POWER COMPANY, INC.

VELCO has no generating facilities, but has approximately 483 pole miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont state line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont state line near Whitehall, New York and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont state line at Wilder, Vermont, and at Monroe, New Hampshire, near Claremont, New Hampshire, and at the Massachusetts-Vermont state line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont state line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec-Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission line jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont, except for approximately 4.3 pole miles of transmission lines in New Hampshire.

                 VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

VETCO does not own any generating or distribution facilities. It is not contemplated that VETCO will acquire any generating facilities. VETCO owns and operates the 52-mile Vermont portion of the transmission interconnection with Hydro-Quebec.

                        VERMONT ENERGY RESOURCES, INC.

Vermont Energy Resources does not have any generating, transmission or distribution facilities in place. Its only material asset was its 11% ownership interest (5.8 MW) in the 53EMW J. C. McNeil Generating Station in Burlington, Vermont. This asset was transferred to the Company on January 10, 1984.

                           MOUNTAIN ENERGY, INC.

Mountain Energy, Inc. does not have any generating, transmission or distribution facilities in place. It has indirect interests in four material assets used for the generation of electricity: its indirect ownership of (1) a 7.1% limited partnership interest in a 71.9 MW qualifying facility that uses wind turbines in California; (2) a 50% limited partnership interest in a 1.6 MW qualifying facility that uses natural gas in Illinois; (3) a 1% general partnership and 99% limited partnership interest in a limited partnership that owns the right to 50% of the revenues from a 1.4 MW qualifying facility that uses hydropower in California; and (4) a 25.7% limited partnership interest in a 50 MW qualifying facility that uses wind turbines in California.


3. Information for the last calendar year with respect to claimant and each of its subsidiary public utility companies is as follows:

A. Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                       GREEN MOUNTAIN POWER CORPORATION
                                 Year 1996

                           Electric 2,477,546,000
                           Gas:     None

                  VERMONT YANKEE NUCLEAR POWER CORPORATION
                                 Year 1996

                           Electric: 3,798,790,000
                           Gas:      None

                    VERMONT ELECTRIC POWER COMPANY, INC.
                                 Year 1996

                           Electric: 863,374,500
                           Gas:      None

B. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                      GREEN MOUNTAIN POWER CORPORATION
                                 Year 1996

                           Electric: None
                           Gas:      None

                 VERMONT YANKEE NUCLEAR POWER CORPORATION
                                 Year 1996

                           Electric: None
                           Gas:      None

                   VERMONT ELECTRIC POWER COMPANY, INC.
                                 Year 1996

                           Electric: None
                           Gas:      None


C. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                       GREEN MOUNTAIN POWER CORPORATION
                                 Year 1996

                          Electric: 637,194,200
                          Gas:      None

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                  Year 1996

                          Electric: 1,709,455,500
                          Gas:      None

                     VERMONT ELECTRIC POWER COMPANY, INC.
                                  Year 1996

                          Electric:	None
                          Gas:		   	None

D. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                       GREEN MOUNTAIN POWER CORPORATION
                                   Year 1996

                          Electric: 1,647,409,000
                          Gas:      None

                   VERMONT YANKEE NUCLEAR POWER CORPORATION
                                   Year 1996

                          Electric:	None
                          Gas:      None


                     VERMONT ELECTRIC POWER COMPANY, INC.
                                   Year 1996

                          Electric: 614,230,690
                          Gas:      None




                 VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                                  and
                       VERMONT ENERGY RESOURCES, INC.

VETCO owns and operates a 52-mile transmission line as part of the Phase I project. VETCO does not buy or sell electric energy. VER transferred the J. C. McNeil generation station to the Company before the station became operational in 1984. Therefore, these companies have not made any sales or purchases of electric energy in 1996.


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None


B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None


C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption;
any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None


D. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None


E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


None


EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto.

EXHIBIT B

Financial Data Schedule

1.Total Assets              	$324,539,435.00

2.Total Operating Revenues  	$179,008,691.00

3.Net Income                	$ 11,959,345.00


EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable


                                                       File No. 69-197


                                  SIGNATURE PAGE


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                   GREEN MOUNTAIN POWER CORPORATION
                                          (name of claimant)

(Corporate Seal)

                                   By:      /s/C.L. Dutton
                                       C.L. Dutton, Vice President,
                                       Chief Financial Officer and
                                       Treasurer



Attest:


   /s/D.S. Laffan
D.S. Laffan
Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


   /s/R.J. Griffin
R.J. Griffin
Controller


Green Mountain Power Corporation
25 Green Mountain Drive
P.O. Box 850
South Burlington, VT  05402-0850